SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

SANTANDER CONSUMER USA HOLDINGS INC.

(Name of the Issuer)

Santander Consumer USA Holdings Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

80283M 101

(CUSIP Number of Class of Securities)

Mahesh Aditya

President and Chief Executive Officer

Santander Consumer USA Holdings Inc.

1601 Elm Street, Suite 800

Dallas, Texas 75201

(214) 634-1110

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Scott F. Smith Andrew W. Ment Covington & Burling LLP 620 Eighth Avenue New York, NY 10018-1405 Telephone: (212) 841-1000	Kenneth A. Lefkowitz Gary J. Simon Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,530,130,465.49	$276,037.23

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by adding (i) the product of (A) 60,516,901, which is the total number of shares of common stock of Santander Consumer USA Holdings Inc. outstanding (“Shares”) not beneficially owned by Santander Holdings USA, Inc. (calculated as the difference between 306,110,456, the total number of outstanding Shares, and 245,593,555, the number of Shares beneficially owned by Santander Holdings USA, Inc. as of the date hereof) and (B) $41.50, which is the per Share tender offer price, (ii) the product of (A) 92,407, which is the number of Shares issuable upon the exercise of “in-the-money” options to purchase the Shares, and (B) $25.941, which is the difference between $41.50, which is the per Share tender offer price, and $15.559, which is the weighted average per share exercise price of such options, and (iii) the product of (A) 392,336, which is the total number of Shares subject to restricted stock units, and (B) $41.50, which is the per Share tender offer price. The calculation of the Transaction Valuation is based on information provided as of August 30, 2021, the most recent practicable date.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for Fiscal Year 2021 issued by the Securities and Exchange Commission, by multiplying the Transaction Valuation by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $276,037.23	Filing Party: Santander Holdings USA, Inc.

Form or Registration No.: Schedule TO	Date Filed: September 7, 2021

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits and annexes attached hereto (this “Schedule 13E-3”), is being filed by Santander Consumer USA Holdings Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below.

This Schedule 13E-3 relates to the cash tender offer by Max Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a direct wholly owned subsidiary of Santander Holdings USA, Inc., a Virginia corporation (“Parent”) and an indirect wholly owned subsidiary of Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Ultimate Parent”), to acquire all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company that Parent does not already own at an offer price per Share equal to $41.50, net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of August 23, 2021, (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following the time at which Shares may be first accepted for payment and paid for under the Offer (the “Acceptance Time”) and subject to the satisfaction or waiver (to the extent waivable) of the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), without a vote of the stockholders of the Company in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent on September 7, 2021 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated September 7, 2021 (the “Offer to Purchase,” and the related Letter of Transmittal (the “Letter of Transmittal”), which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, constitutes the “Offer”).

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on September 7, 2021 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Parent and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)    Name and Address

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information - Name and Address” is incorporated herein by reference.

(b)    Securities

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information - Securities” is incorporated herein by reference.

(c)    Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Offer - Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(d)    Dividends

The information set forth in the Offer to Purchase under the heading “The Offer - Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(e)    Prior Public Offerings

Not applicable.

(f)    Prior Stock Purchases

The following table sets forth information about Shares purchased by the Company during the past two years under the Company’s publicly announced stock repurchase program or withheld by the Company in connection with the exercise or vesting of stock options, restricted stock and restricted stock units granted by the Company.

	Amount of Securities Purchased	Range of Prices Paid	Average Price Paid Per Share
Quarter ended June 2021	—	—	—
Quarter ended March 2021	357,747	$26.18 - $26.69	$26.46
Quarter ended December 2020	—	—	—
Quarter ended September 2020	10,198,800	$17.92 - $22.50	$21.91
Quarter ended June 2020	4,911,300	$13.39 - $21.73	$17.08
Quarter ended March 2020	18,361,168	$12.53 - $26.00	$25.44
Quarter ended December 2019	3,675,638	$23.66 - $25.92	$25.10
Quarter ended September 2019	5,479,650	$24.81 - $26.49	$25.71

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)    Name and Address

The filing person is the subject company. The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person - Name and Address,” “Item 2. Identity and Background of Filing Person - Business and Background of the Company’s Directors and Executive Officers” and “Annex A - Directors and Executive Officers” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer - Section 9. Certain Information Concerning Purchaser, Parent and Ultimate Parent,” “Schedule I - Directors and Executive Officers of Ultimate Parent,” “Schedule I - Directors and Executive Officers of Parent” and “Schedule I - Directors and Executive Officers of Purchaser” is incorporated herein by reference.

(b)    Business and Background of Entities

The information set forth in the Offer to Purchase under the headings “The Offer - Section 9. Certain Information Concerning Purchaser, Parent and Ultimate Parent,” “Schedule I – Directors and Executive Officers of Parent,” “Schedule I - Directors and Executive Officers of Ultimate Parent” and “Special Factors - Section 3. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(c)    Business and Background of Natural Persons

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person - Business and Background of the Company’s Directors and Executive Officers” and “Annex A - Directors and Executive Officers” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors - Section 3. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer - Section 9. Certain Information Concerning Purchaser, Parent and Ultimate Parent,” “Schedule I - Directors and Executive Officers of Ultimate Parent,” “Schedule I - Directors and Executive Officers of Parent” and “Schedule I - Directors and Executive Officers of Purchaser” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)    Material Terms

(1)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

(1)(iii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(iv) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 1. Terms of the Offer” and “The Offer - Section 13. The Merger Agreement - The Offer” is incorporated herein by reference.

(1)(v) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 1. Terms of the Offer” and “The Offer - Section 13. The Merger Agreement - Extensions of the Offer” is incorporated herein by reference.

(1)(vi) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 3. Procedures for Tendering Shares” and “The Offer - Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 2. Acceptance for Payment and Payment for Shares” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) The information set forth in the Offer to Purchase under the heading “The Offer - Section 12. Purpose of the Offer; Plans for SC; Effects of the Offer; Stockholder Approval; Appraisal Rights - Effects of the Offer” is incorporated herein by reference.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the Offer to Purchase under the heading “The Offer - Section 5. Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 13. The Merger Agreement” is incorporated herein by reference.

(2)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

(2)(iii) The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board of Directors; Fairness of the Offer and the Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 12. Purpose of the Offer; Plans for SC; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(2)(iv) The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information - Stockholder Approval of the Merger Not Required” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer - Section 12. Purpose of the Offer; Plans for SC; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(2)(v) The information set forth in the Offer to Purchase under the heading “The Offer - Section 12. Purpose of the Offer; Plans for SC; Effects of the Offer; Stockholder Approval; Appraisal Rights - Effects of the Offer and the Merger” is incorporated herein by reference.

(2)(vi) Not applicable.

(2)(vii) The information set forth in the Offer to Purchase under the heading “The Offer - Section 5. Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)    Different Terms

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information - Named Executive Officer Golden Parachute Compensation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors - Section 2. Interests of Certain Persons in the Offer and Merger” and “Special Factors - Section 4. Related Party Transactions” is incorporated herein by reference.

(d)    Appraisal Rights

The information set forth in the Schedule 14D-9 under the headings “Item 8. Additional Information - Appraisal Rights” and “Annex C - Section 262 of the General Corporation Law of the State of Delaware” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 12. Purpose of the Offer; Plans for SC; Effects of the Offer; Stockholder Approval; Appraisal Rights” and “Schedule II - General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(e)    Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

(f)    Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)    Transactions

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors - Section 2. Interests of Certain Persons in the Offer and Merger,” and “Special Factors - Section 4. Related Party Transactions” is incorporated herein by reference.

(b) - (c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors - Section 3. Transactions and Arrangements Concerning the Shares,” “Special Factors - Section 4. Related Party Transactions” and “The Offer - Section 11. Background of the Offer; Contacts with SC” is incorporated herein by reference.

(e)    Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person - Tender Offer and Merger” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors - Section 3. Transactions and Arrangements Concerning the Shares,” “Special Factors - Section 4. Related Party Transactions” and “The Offer - Section 13. The Merger Agreement” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)    Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “The Offer - Section 12. Purpose of the Offer; Plans for SC; Effects of the Offer; Stockholder Approval; Appraisal Rights” and “The Offer - Section 13. The Merger Agreement” is incorporated herein by reference.

(c)(1)-(8) Plans

The information set forth in the Schedule 14D-9 under the heading “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer - Section 12. Purpose of the Offer; Plans for SC; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)    Purposes

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 11. Background of the Offer; Contacts with SC” and “The Offer - Section 12. Purpose of the Offer; Plans for SC; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(b)    Alternatives

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Offer - Section 11. Background of the Offer; Contacts with SC” is incorporated herein by reference.

(c)    Reasons

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 11. Background of the Offer; Contacts with SC” and “The Offer - Section 12. Purpose of the Offer; Plans for SC; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(d)    Effects

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors - Section 5. Rule 13e-3,” “The Offer - Section 5. Certain U.S. Federal Income Tax Consequences,” “The Offer - Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “The Offer - Section 12. Purpose of the Offer; Plans for SC; Effects of the Offer; Stockholder Approval; Appraisal Rights” and “The Offer - Section 13. The Merger Agreement -The Merger - SC Stock Options, and - SC RSUs” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)    Fairness

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

(b)    Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation - Opinion of the Special Committee’s Financial Advisor,” “Item 4. The Solicitation or Recommendation – Company Management’s Unaudited Prospective Financial Information,” and “Annex B - Opinion of Piper Sandler & Co.” and the information set forth in Exhibit (c)(1) attached hereto is incorporated herein by reference.

(c)    Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person - Tender Offer and Merger,” “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” and “Item 8. Additional Information - Stockholder Approval of the Merger Not Required” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer - Section 1. Terms of the Offer” and “The Offer - Section 13. The Merger Agreement” is incorporated herein by reference.

(d)    Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.

(e)    Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Recommendations of the Special Committee and the Board of Directors,” “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

(f)    Other Offers

Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in “Annex B - Opinion of Piper Sandler & Co.” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in Exhibit (c)(1) attached hereto is incorporated herein by reference.

(c)    Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at 1601 Elm Street, Suite 800, Dallas, Texas 75201, during regular business hours, by any interested stockholder of the Company or a representative of such interested stockholder who has been so designated in writing by such interested stockholder and at the expense of the requesting security holder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of Funds; Conditions

The information set forth in the Offer to Purchase under the heading “The Offer - Section 10. Source and Amount of Funds” is incorporated herein by reference.

(c)    Expenses

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer - Section 17. Fees and Expenses” is incorporated herein by reference.

(d)    Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)    Securities Ownership

The information set forth in Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Special Factors - Section 3. Transactions and Arrangements Concerning the Shares,” “Special Factors - Section 4. Related Party Transactions” and “Schedule I - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)    Securities Transactions

The information set forth in Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements with Current Executive Officers and Directors of the Company” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors - Section 3. Transactions and Arrangements Concerning the Shares” and “Schedule I - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)    Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation - Intent to Tender” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors - Section 3. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(e)    Recommendations of Others

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation - Recommendations of the Special Committee and the Board of Directors” and “Item 4. The Solicitation or Recommendation - Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “Special Factors - Section 1. Position of Parent Regarding Fairness of the Transaction” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)    Financial Information

The audited financial statements of the Company as of and for the fiscal years ended December 31, 2019 and December 31, 2020 are incorporated herein by reference to “Part II - Item 8. Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the fiscal year December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2021.

The unaudited consolidated financial statements of the Company for the six months ended June 30, 2021 filed in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2021, filed with the SEC on July 30, 2021, including the section in the Form 10-Q titled “Item 1. Condensed Consolidated Financial Statements (Unaudited)” are incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Offer - Section 8. Certain Information Concerning SC - Financial Information” is incorporated herein by reference.

(b)    Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer - Section 17. Fees and Expenses” with respect to the persons employed or retained by Parent is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(b)    Golden Parachute Payments

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements with Current Executive Officers and Directors of the Company - Golden Parachute Compensation” and “Item 8. Additional Information - Named Executive Officer Golden Parachute Compensation” is incorporated herein by reference.

(c)    Other Material Information

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated herein by reference.

ITEM 16.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated September 7, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Santander Holdings USA, Inc. and Max Merger Sub, Inc. with the Securities and Exchange Commission on September 7, 2021 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the New York Times on September 7, 2021 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

Exhibit No.	Description

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 7, 2021).

(a)(5)(A)	Press Release issued by Santander Consumer USA Holdings Inc. on August 24, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 24, 2021).

(a)(5)(B)	Press Release issued by Santander Holdings USA, Inc. on August 24, 2021 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of Santander Holdings USA, Inc. filed with the SEC on August 24, 2021).

(c)(1)	Opinion of Piper Sandler & Co., dated August 23, 2021 (incorporated by reference to Annex B attached to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 7, 2021).

(c)(2)	Discussion Materials, dated July 14, 2021, to the Special Committee of the Board of Directors of the Company from Piper Sandler & Co.

(c)(3)	Discussion Materials, dated July 21, 2021, to the Special Committee of the Board of Directors of the Company from Piper Sandler & Co.

(c)(4)	Update Materials, dated August 11, 2021, to the Special Committee of the Board of Directors of the Company from Piper Sandler & Co.

(c)(5)	Discussion Materials, dated August 12, 2021, to the Special Committee of the Board of Directors of the Company from Piper Sandler & Co.

(c)(6)	Presentation of Piper Sandler & Co., dated August 23, 2021, to the Special Committee of the Board of Directors of the Company.

(d)(1)	Agreement and Plan of Merger, dated as of August 23, 2021, among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc. and Max Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 24, 2021).

(d)(2)*	Santander Consumer USA Inc. 2011 Management Equity Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form S-1 filed July 3, 2013; File No. 333-189807).

(d)(3)*	Amendment No. 1 to Santander Consumer USA Inc. 2011 Management Equity Plan (incorporated by reference to Exhibit 10.13 to the Company’s Amendment No. 5 to Form S-1 filed January 9, 2014; File No. 333-189807).

(d)(4)*	Form of Non-Employee Independent Director Option Award Agreement under the Santander Consumer USA Holdings Inc. 2011 Management Equity Plan (incorporated by reference to Exhibit 10.17 to the Company’s Amendment No. 7 to Form S-1 filed January 22, 2014; File No. 333-189807).

(d)(5)*	Santander Consumer USA Holdings Inc. Omnibus Incentive Plan, as amended and restated effective as of June 16, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed June 17, 2016; File No. 001-36270).

(d)(6)*	Form of Restricted Stock Unit Award Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.20 to the Company’s Form 10-K filed March 2, 2015; File No. 001-36270).

(d)(7)*	Form of Long-Term Cash Award Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan 2017 (incorporated by reference to Exhibit 10.21 to the Company’s Form 10-K filed March 2, 2015; File No. 001-36270).

Exhibit No.	Description

(d)(8)*	Form of Restricted Stock Unit Award Agreement (for Directors) under the Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed October 29, 2015; File No. 001-36270).

(d)(9)*	Form of Award Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company’s Form 10-K filed February 26, 2019; File No. 001-36270).

(d)(10)	Form of Shareholders Agreement, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP and Banco Santander, S.A. (incorporated by reference to Exhibit 4.2 to the Company’s Amendment No. 6 to Form S-1 filed January 17, 2014; File No. 333-189807).

(d)(11)	First Amendment, dated May 20, 2015, to the Shareholders Agreement, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP and Banco Santander, S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed May 27, 2015; File No. 001-36270).

(d)(12)	Second Amendment, dated August 31, 2016, to the Shareholders Agreement, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP and Banco Santander, S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed September 7, 2016; File No. 001-36270).

(d)(13)	Third Amendment, dated August 31, 2016, to the Shareholders Agreement, dated as of January 28, 2014, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP, and, solely for the certain sections set forth therein, Banco Santander, S.A. 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed September 7, 2016; File No. 001-36270).

(d)(14)*	Form of Shareholders Agreement between Santander Consumer USA Inc. and Management Equity Plan Participant (incorporated by reference to Exhibit 4.11 to the Company’s Amendment No. 3 to Form S-1 filed December 31, 2013; File No. 333-189807).

(d)(15)*	Form of Amendment No. 1 to Shareholders Agreement, dated as of December 31, 2011, by and among Santander Consumer USA Inc., Santander Consumer USA Holdings Inc. and Management Equity Plan Participant (incorporated by reference to Exhibit 4.13 to the Company’s Amendment No. 6 to Form S-1 filed January 17, 2014; File No. 333-189807).

(d)(16)	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Amendment No. 6 to Form S-1 filed January 17, 2014; File No. 333-189807).

(d)(17)	Third Amended and Restated Bylaws of Santander Consumer USA Holdings Inc. (incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K filed May 27, 2015; File No. 001-36270).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 7, 2021).

*	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: September 7, 2021

SANTANDER CONSUMER USA HOLINGS INC.

By:	/s/ Christopher Pfirrman
Name:	Christopher Pfirrman
Title:	Chief Legal Officer